United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2016
Vale S.A.
Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒    Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐        No    ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐        No    ☒
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐        No    ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Vale informs about short-term facilities to Samarco

Rio de Janeiro, November 24th, 2016 – Vale S.A. (Vale) informs that it intends to make available short-term facilities of up to US$ 115 million to Samarco to support its operations in the first half of 2017 (1H17), without undertaking an obligation from Vale to Samarco. Funds will be released on an as-needed basis and will be subject to Samarco achieving certain milestones. Likewise, BHP Billiton Brasil Ltda. intends to make available to Samarco short-term facilities with similar terms and conditions as mentioned above.

In addition, given Samarco´s current cash flow projections, it is likely that shareholders will be called upon to fulfill its obligations, according to their stake in Samarco (50% each), under the Agreement signed on the March 2nd, 2016 for the restoration of the environment and communities affected by the Samarco dam failure. Therefore, Vale expects to contribute about US$ 181 million in 1H17, with this amount offsetting against the R$ 3.7 billion provision recorded in the second quarter of 2016 (2Q16).

For further information, please contact:
+55-21-3485-3900
Andre Figueiredo: andre.figueiredo@vale.com
Carla Albano Miller: carla.albano@vale.com
Fernando Mascarenhas: fernando.mascarenhas@vale.com
Andrea Gutman: andrea.gutman@vale.com
Bruno Siqueira: bruno.siqueira@vale.com
Claudia Rodrigues: claudia.rodrigues@vale.com
Denise Caruncho: denise.caruncho@vale.com
Mariano Szachtman: mariano.szachtman@vale.com
Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date November 24, 2016	By:	/s/ André Figueiredo
Director of Investor Relations